# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ingram Micro Holding Corp, CIK 0001897762
CUSIP: 457152106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3351 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001228754

## Reporting persons
- PLATINUM EQUITY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings IC (Cayman), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
  Comment: Limited Liability Company
- Platinum Equity InvestCo, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
- Platinum Equity Investment Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
  Comment: Limited Liability Company
- Platinum Equity Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
  Comment: Limited Liability Company
- Platinum Equity Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
- Imola JV Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)
- Tom Gores: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 210,952,854; sole dispositive power 0; shared dispositive power 210,952,854; aggregate amount beneficially owned 210,952,854 (89.8% of the class)

## Item 1. Issuer
Name of issuer: Ingram Micro Holding Corp
Address of issuer's principal executive offices: 3351 Michelson Drive, Suite 100, Irvine, CA, 92612

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Platinum Equity, LLC

Platinum Equity Investment Holdings, LLC

Platinum Equity Investment Holdings IC (Cayman), LLC

Platinum Equity InvestCo, L.P.

Platinum Equity Investment Holdings V, LLC

Platinum Equity Partners V, LLC

Platinum Equity Partners V, L.P.

Imola JV Holdings, L.P.

Tom Gores
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is c/o Platinum Equity Advisors, LLC, 360 North Crescent Drive, Beverly Hills, CA 90210.
Citizenship: Platinum Equity InvestCo, L.P. is organized under the laws of the Cayman Islands. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 234,825,581 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

Imola JV Holdings, L.P. (the "Platinum Stockholder") is the record holder of the securities reported herein. Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings V, LLC, which is the sole member of Platinum Equity Partners V, LLC, which is the general partner of Platinum Equity Partners V, L.P., which is the general partner of the Platinum Stockholder. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by the Platinum Stockholder.
Percent of class: 89.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 210,952,854
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 210,952,854

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
24: Power of Attorney.

99: Joint Filing Agreement.

## Signatures
- PLATINUM EQUITY, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, Executive Vice President, Chief Financial Officer and Treasurer (02/13/2025)
- Platinum Equity Investment Holdings, LLC: /s/ Ty Renbarger, Ty Renbarger, Vice President (02/13/2025)
- Platinum Equity Investment Holdings IC (Cayman), LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, President (02/13/2025)
- Platinum Equity InvestCo, L.P.: By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner, By: /s/ Mary Ann Sigler, Mary Ann Sigler, President (02/13/2025)
- Platinum Equity Investment Holdings V, LLC: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (02/13/2025)
- Platinum Equity Partners V, LLC: /s/ Ty Renbarger, Ty Renbarger, Vice President (02/13/2025)
- Platinum Equity Partners V, L.P.: By: Platinum Equity Partners V, LLC, its general partner, By: /s/ Ty Renbarger, Ty Renbarger, Vice President (02/13/2025)
- Imola JV Holdings, L.P.: By: Platinum Equity Partners V, L.P., its general partner, By: Platinum Equity Partners V, LLC, its general partner, By: /s/ Barbara Velasco, Barbara Velasco (02/13/2025)
- Tom Gores: /s/ Mary Ann Sigler, Mary Ann Sigler, Attorney-in-Fact (02/13/2025)